NANO SURGICAL, INC.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

Index to Financial Statements

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Nano Surgical, Inc.
Delray Beach, Florida

We have reviewed the accompanying consolidated financial statements of Nano Surgical, Inc. (the "Company"), which comprises the consolidated balance sheets as of December 31, 2025, and December 31, 2024, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years ending December 31, 2025, and December 31, 2024, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 12, 2026
Calabasas, CA 91302

NANO SURGICAL, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	455,667	$	130,225
Accounts Receivable		333		-
Inventory		698,135		24,515
Due From Related Parties		2,247		-
Total Current Assets		**1,156,382**		**154,740**
Property and Equipment, net		242,353		-
Intangible Assets		88,922		29,608
Total Assets	$	**1,487,657**	$	**184,347**
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Accounts Payable	$	47,532	$	656
Credit Cards		49,005		-
Total Current Liabilities		**96,537**		**656**
Simple Agreement for Future Equity		2,233,875		-
Total Liabilities		**2,330,412**		**656**
STOCKHOLDERS' EQUITY/DEFICIT				
Common Stock - Class A		563		563
Common Stock - Class F		0		0
Additional Paid in Capital		2,549,437		2,549,437
Accumulated Deficit		(3,392,755)		(2,366,309)
Total Stockholders' Equity/Deficit		**(842,755)**		**183,691**
Total Liabilities and Stockholders' Equity/Deficit	$	**1,487,657**	$	**184,347**

See accompanying notes to consolidated financial statements.

NANO SURGICAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ 43,676	$ 129,949
Cost of Goods Sold	15,796	84,182
Gross Profit	**27,880**	**45,767**
Operating Expenses		
General and Administrative	237,862	39,357
Research and Development	403,812	87,118
Selling and Marketing	43,159	69,577
Total Operating Expenses	**684,832**	**196,052**
Operating Loss	**(656,953)**	**(150,285)**
Interest Expense	-	-
Fair Value in Excess of Stated Value of SAFEs	383,875	-
Other Loss/(Income)	(14,381)	(4,788)
Loss Before Provision for Income Taxes	**(1,026,446)**	**(145,498)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (1,026,446)**	**$ (145,498)**

See accompanying notes to consolidated financial statements.

NANO SURGICAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(UNAUDITED)

(in , $US)	Common Stock - Class A		Common Stock - Class F		Additional Paid In	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity/Deficit
Balance—December 31, 2023	**5,628,125**	**$ 563**	**1**	**$ 0**	**$ 2,549,437**	**$ (2,220,811)**	**$ 329,189**
Net Loss	-	-	-	-	-	(145,498)	(145,498)
Balance—December 31, 2024	**5,628,125**	**$ 563**	**1**	**$ 0**	**2,549,437**	**$ (2,366,309)**	**$ 183,691**
Net Loss	-	-	-	-		(1,026,446)	(1,026,446)
Balance—December 31, 2025	**5,628,125**	**$ 563**	**1**	**$ 0**	**$ 2,549,437**	**$ (3,392,755)**	**$ (842,755)**

See accompanying notes to consolidated financial statements.

NANO SURGICAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Years Ended December 31,		2025		2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(1,026,446)	$	(145,498)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Depreciation of Property		18,643		-
Amortization of Intangibles Assets		11,071		2,115
Fair Value in Excess of Stated Value of SAFEs		383,875		-
Changes in Operating Assets and Liabilities:				
Accounts Receivable		(333)		13,170
Inventory		(673,620)		(16,226)
Due From Related Parties		(2,247)		-
Accounts Payable		46,876		(9,397)
Credit Cards		49,005		-
Net Cash Used In Operating Activities		**(1,193,177)**		**(155,836)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(260,995)		-
Purchases of Intangible Assets		(70,386)		(31,723)
Net Cash Used in Investing Activities		**(331,381)**		**(31,723)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Simple Agreement for Future Equity		1,850,000		-
Repayment of Loans and Promissory Notes		-		(4,271)
Net Cash Provided by Financing Activities/Net Cash Used in Financing Activities		**1,850,000**		**(4,271)**
Change in Cash		**325,442**		**(191,829)**
Cash —Beginning of The Year		130,225		322,054
Cash—End of The Year	**$**	**455,667**	**$**	**130,225**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	-	$	-
Cash Paid During the Year for Income Taxes	$	-	$	-

See accompanying notes to consolidated financial statements.

1.   NATURE OF OPERATION

Nano Surgical, Inc. (the "Company") was formed on October 15, 2021, in the State of Delaware as a limited liability company. On March 25, 2025, the Company converted from a limited liability company to a corporation and began operating under the name Nano Surgical, Inc. The Company has one wholly owned subsidiary, Butterglo, Inc., which was incorporated on April 29, 2025, in the State of Delaware. Butterglo, Inc. has been formed but has not yet commenced business operations or conducted any transactions as of the balance sheet date. The consolidated financial statements of Nano Surgical, Inc. (the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company's headquarters are located in Delray Beach, Florida.

Nano Surgical, Inc. designs, develops, and commercializes illuminated handheld medical and aesthetic instruments and related accessories. The Company's core focus is improving visibility, workflow efficiency, and safety in minor surgical, dermatologic, and aesthetic procedures through integrated lighting and ergonomic device design. The Company operates in both professional clinical markets and consumer aesthetic markets.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Consolidation
The Company's consolidated financial statements include accounts of subsidiaries over which the Company exercises control. All significant intercompany transactionsand accounts have been eliminated.

Cash
Cash includes all cash in banks. As of December 31, 2025, and 2024, the Company's cash & cash equivalents exceeded FDIC insured limits by $183,777 and $0, respectively

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable
Accounts receivable are stated at the amount expected to be collected, net of any allowance for expected credit losses. The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (ASC 326), effective January 1, 2023, using the modified retrospective approach. The adoption did not have a material impact on the Company's financial statements.
The Company's customers are primarily individual consumers who prepay for services at the time of booking through the Company's website or mobile application. As a result, accounts receivable primarily consist of minor transaction timing differences with payment processors and are generally short-term in nature (typically settled within a few days).

Management evaluates expected credit losses based on historical loss experience, current conditions, and reasonable and supportable forecasts. Due to the immaterial nature of receivables and historical collection experience, the Company determined that no allowance for expected credit losses was necessary as of December 31, 2025, and 2024.

Inventories
Inventories consist of raw materials, components, and finished goods and are valued at the lower of cost or net realizable value using the FIFO (first-in-first-out) method.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Molds	7 years

Intangible Assets
Intangible assets with finite live, such as patents are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Customers consist primarily of estheticians, distributors, and medical professionals purchasing the Company's devices and related accessories. Revenue recognized to date has primarily been derived from direct product sales and distributor sales.

Cost of Goods Sold
Cost of goods sold primarily consists of product manufacturing and procurement costs, including raw materials and components, contract manufacturing and assembly, packaging, freight-in and shipping to warehouse, import duties and tariffs where applicable, and inventory adjustments such as reserves for excess or obsolete inventory.

Research and Development Costs
Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Under this guidance, the Company measures the cost of equity-based awards granted to employees, directors, and non-employee service providers based on the grant-date fair value of the award.

The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model, which requires management to make certain assumptions including the expected term of the award, expected volatility of the Company's common stock, risk-free interest rate, and expected dividend yield.

The risk-free interest rate is based on yields of U.S. Treasury securities with maturities consistent with the expected term of the options. The expected term for employee stock options is estimated using the simplified method, which considers the midpoint between the vesting term and the contractual life of the option. Because the Company's common stock is not publicly traded and does not have sufficient historical trading data, the expected volatility is estimated based on the historical volatility of comparable publicly traded companies within the Company's industry. The expected dividend yield is assumed to be zero, as the Company has not historically paid dividends and does not currently anticipate paying dividends in the foreseeable future.

The Company estimates the fair value of its common stock for purposes of determining the grant-date fair value of stock options based on available information, including recent sales of the Company's common stock to third parties and other relevant valuation considerations.

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award. Forfeitures are recognized as they occur.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $43,159 and $69,577, which is included in sales and marketing expenses.

SAFE Agreements
The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with the guidance in ASC 480-10-25. The SAFEs represent instruments that obligate the Company to issue a variable number of equity shares upon the occurrence of certain future triggering events (such as equity financing, liquidity events, or dissolution) in exchange for a fixed monetary investment and are subject to valuation caps.

Because the SAFEs may be required to be settled in cash or a variable number of shares upon a change of control or liquidation event, and such events are not solely within the Company's control, they are considered mandatorily redeemable financial instruments or net-settled obligations under ASC 480-10-25-8. As such, the SAFEs do not meet the criteria for classification as equity and are instead classified as liabilities in the Company's balance sheet.

The Company has therefore determined that classification as a liability is appropriate based on the following considerations:
- The SAFEs contain provisions that require the Company to transfer assets (i.e., settle in cash or a variable number of shares).
- The settlement features are outside the sole control of the Company (e.g., in a change of control).
- The SAFEs do not qualify as permanent equity instruments.

The SAFEs are measured at fair value, with changes in fair value recognized in the statement of operations each period in accordance with ASC 480 and ASC 825-10. The fair value of the SAFEs is determined using valuation techniques that consider the underlying terms of the instruments and relevant market inputs.

Related Party Transactions
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

Loans to related parties are recognized as assets when the Company advances funds or records receivables under non-cash transactions. Such loans are assessed for collectability on a periodic basis and are classified as current or noncurrent assets depending on the repayment terms and expected timing of collection.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. **INVENTORY**

Inventory consists of the following:

As of December 31,	2025	2024
Finished Goods and Components	$ 698,135	$ 24,515
Total Inventory	**$ 698,135**	**$ 24,515**

4.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2025	2024
Molds	$ 260,995	$ -
Property and Equipment, at cost	**260,995**	**-**
Accumulated Depreciation	(18,643)	-
Property and Equipment, net	**$ 242,353**	**$ -**

Depreciation expense for the years ended December 31, 2025 and 2024 was $18,643 and $0, respectively.

5.   INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2025	2024
Patents	$ 102,108	$ 31,723
Intangible Assets, at cost	**102,108**	**31,723**
Accumulated Amortization	(13,186)	(2,115)
Intangible Assets, net	**$ 88,922**	**$ 29,608**

Amortization expense for the years ended December 31, 2025 and 2024 was $11,071 and $2,115, respectively.

Estimated annual amortization expense subsequent to December 31, 2025 is as follows:

Period	Amortization Expense
2026	$ 11,071
2027	11,071
2028	11,071
2029	11,071
Thereafter	44,638
Total	**$ 88,922**

6.   DEBT

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
SAFE(s)	Borrowing Period	Valuation Cap	Principal Amount	Discount	2025	2024
SAFE - 2025	2025	$ 18,000,000	$ 1,850,000	20%	$ 1,850,000	$ -
Fair Value in Excess of Stated Value of SAFEs					383,875	
Total SAFE(s)			**$ 1,850,000**		**$ 2,233,875**	**$ -**

If there is an Equity Financing before the termination of Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Class A Common Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of Safe, the Investor will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. If there is a Dissolution Event before the termination of Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities. Changes in the fair value of the SAFE liability are recognized in the statement of operations within other income (expense) in the period in which the change occurs.

7. SHARE BASED COMPENSATION

During 2025, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 296,217 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options
The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023	-	$ -	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2024	-	$ -	-
Exercisable Options at December 31, 2024	-	$ -	-
Granted	35,211	-	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2025	35,211	$ 2.84	9.54
Exercisable Options at December 31, 2025	-	$ 2.84	9.54

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2025 and 2024, the Company recognized stock-based compensation expense of $0 and $0, respectively.

8.   EQUITY AND CAPITALIZATION

Common Stock
The Company is authorized to issue 11,000,001 shares of common stock with par value $0.0001, consisting of 11,000,000 shares of Class A Common Stock and 1 share of Class F Common Stock. As of December 31, 2025 and 2024, 5,628,125 shares of Class A Common Stock were issued and outstanding, and 1 share of Class F Common Stock was issued and outstanding.

On March 25, 2025, the Company converted from a Delaware limited liability company to a Delaware corporation. The conversion was accounted for as a reorganization under common control, with no change in the carrying value of assets and liabilities. Members' equity was reclassified into common stock and additional paid-in capital, and prior periods have been retroactively adjusted to reflect the corporate capital structure.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

For the Year Ended December 31,	2025	2024
Net Operating Loss	$ (272,008)	$ -
Valuation Allowance	272,008	-
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of December 31,	2025	2024
Net Operating Loss	$ (272,008)	$ -
Valuation Allowance	272,008	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,026,446. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

10. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY TRANSACTIONS

The Company leases office space, operational workspace, and inventory storage facilities from S & E Holdings, Inc., an entity owned by Steven and Jill Hacker, who are related to the Company. The Company pays rent of $100 per month under this arrangement. Management believes this amount represents reimbursement of shared facility overhead and operating costs rather than a market-rate commercial lease.

During the period, certain personal credit card expenses of the Company's founder were inadvertently paid by the Company in the normal course of processing expenses. These charges were not business-related and were not intended to be borne by the Company. The resulting balance was treated as a receivable from a related party. The receivable was non-interest bearing and had no stated maturity date. As of December 31, 2025, the related-party receivable balance was $2,247. The outstanding balance was repaid in full by the founder on February 20, 2026.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $656,953, an operating cash outflow of $1,193,177 and liquid assets in cash of $455,667, which less than a year worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. The Company is actively pursuing additional capital through equity financing and strategic partnerships to support its operating and development activities.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

13. SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.